UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: October 27, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: October 27, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release:	Immediate	October 27, 2015

CP appoints Jeffrey J. Ellis as Chief Legal Officer and Corporate Secretary

Calgary, AB – Canadian Pacific (TSX:CP) (NYSE:CP) today announced that Jeffrey J. Ellis has been appointed Chief Legal Officer and Corporate Secretary effective December 1, 2015, replacing Paul Guthrie, who will retire in the first quarter of 2016.

Guthrie is appointed Special Counsel to the CEO to support the transition and will assume his new responsibilities and title when Ellis joins CP.

“I’d like to thank Paul for his more than 25 years of dedicated service to CP. Paul is not only an outstanding general counsel and executive, but also a good friend to me and the entire executive team and we are pleased he will be here to assist in a smooth transition,” said E. Hunter Harrison, CP Chief Executive Officer. “Jeff has all the qualities we look for in a Chief Legal Officer and we are confident he will fit right in and provide immediate results. We all look forward to working with him over the long term.”

Ellis joins CP from BMO Financial Group where he had been Executive Vice President, U.S. General Counsel. Ellis, who brings extensive legal knowledge in both Canada and the U.S. to his role at CP, will report directly to Mark Wallace, Vice President Corporate Affairs and Chief of Staff.

“I am extremely proud to join CP and look forward to assisting Hunter and the rest of the team in the company’s transformation,” said Ellis. “My previous and varied experience – on both sides of the border – will serve me well in this role and I look forward to hitting the ground running.”

Guthrie, who joined CP in 1990, has served as Chief Legal Officer since 2012 and was Vice President of Legal Affairs from 2002 to 2012.

“Congratulations to Jeff on his appointment. He is joining an outstanding executive team at CP, at a time when the transformation under Hunter’s inspirational leadership continues apace,” said Guthrie. “I have enjoyed my professional and personal journey with this iconic company tremendously and I leave wishing every success to the hard working railroaders I have been proud to serve.”

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

403 319 7298

24/7 Media Line 1-855-242-3674

Martin_Cej@cpr.ca

Investment Community

Nadeem Velani

403-319-3591

investor@cpr.ca